Filed Pursuant to Rule 424(b)(2)

Registration No. 333-270467

PRICING SUPPLEMENT NO. 11 DATED MAY 12, 2025

TO PROSPECTUS DATED MARCH 10, 2023, AS SUPPLEMENTED BY

PROSPECTUS SUPPLEMENT DATED APRIL 21, 2023, AND

SUPPLEMENTAL TO THE OFFICERS’ CERTIFICATE AND COMPANY ORDER

DATED APRIL 21, 2023

U.S. Bancorp

Medium-Term Notes, Series CC (Senior)

Medium-Term Notes, Series DD (Subordinated)

This pricing supplement supplements the terms and conditions in the prospectus, dated March 10, 2023, as supplemented by the prospectus supplement, dated April 21, 2023, and should be read together with the prospectus supplement and the prospectus for additional information about the offering and sale of $1,250,000,000 5.083% Fixed-to-Floating Rate Senior Notes due May 15, 2031 (the “notes”) of U.S. Bancorp (“USB” or the “Company”).

Key Terms of the Notes

CUSIP No.	91159HJV3	Series:	☒ Series CC (Senior) ☐ Series DD (Subordinated)

Principal Amount:	$1,250,000,000	Form of Note:	☒ Book-Entry
☐ Certificated
Issue Price (Dollar Amount and Percentage of Principal Amount):	$1,250,000,000 / 100.000%	Interest Rate (and, if applicable, related Interest Periods):	☒ Fixed Rate Note (during the fixed rate period)
☐ ISDA Rate
☐ CMT Rate Note
☐ Reuters Page FRBCMT
Proceeds to the Company (Before Expenses):	$1,248,125,000		☐ Reuters Page FEDCMT
☐ One-Week ☐ One-Month
☐ Commercial Paper Rate Note
Trade Date:	May 12, 2025		☐ CORRA Note
Issue Date:	May 15, 2025		☐ EURIBOR Note
Maturity Date:	May 15, 2031		☐ Federal Funds Rate Note (effective) (open) (target)
Reset Date:	May 15, 2030		☐ Prime Rate Note
Subsequent Reset Date:	Not Applicable.		☒ SOFR Note (during the floating rate period)
☐ SONIA Rate Note
☐ Treasury Rate Note
☐ Zero Coupon Note
☐ Other Base Rate or formula:

Fixed Interest Rate:	5.083% per annum payable in arrears for each semi-annual Interest Period during the fixed rate period, which is the period from, and including, the Issue Date to, but excluding, the Reset Date.

Floating Interest Rate:	Floating Rate Benchmark as determined on the applicable Interest Determination Date plus the Spread per annum payable in arrears for each quarterly Interest Period during the floating rate period, which is the period from, and including, the Reset Date to, but excluding, the Maturity Date.

Floating Rate Benchmark:	Compounded SOFR with Observation Period Shift determined for each quarterly Interest Period during the floating rate period calculated in accordance with the terms and provisions set forth under “Description of Notes—Floating Rate Notes—Base Rates—SOFR” in the prospectus supplement.

Spread:	+129.6 basis points

Interest Periods:

With respect to the fixed rate period, each semi-annual period from, and including, an Interest Payment Date (or, in the case of the first Interest Period during the fixed rate period, the Issue Date) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period during the fixed rate period, the Reset Date or earlier Redemption Date).

With respect to the floating rate period, each quarterly period from, and including, an Interest Payment Date (or, in the case of the first Interest Period during the floating rate period, the Reset Date) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period during the floating rate period, the Maturity Date or earlier Redemption Date).

Interest Payment Dates:

May 15 and November 15 of each year, commencing on November 15, 2025 and ending on the Reset Date, with respect to the fixed rate period.

February 15, May 15, August 15, and November 15 of each year, commencing on August 15, 2030 and ending on the Maturity Date, with respect to the floating rate period.

Regular Record Dates:	15 calendar days prior to each Interest Payment Date.

Interest Determination Dates:	Two U.S. Government Securities Business Days (as defined in the prospectus supplement) preceding the applicable Interest Payment Date during the floating rate period.

Observation Period:	With respect to each Interest Period during the floating rate period, the period from, and including, the date two U.S. Government Securities Business Days preceding the first date in such Interest Period to, but excluding, the date two U.S. Government Securities Business Days preceding the Interest Payment Date for such Interest Period.

Day Count Convention:	30/360, with respect to the fixed rate period. Actual/360, with respect to the floating rate period.

Business Day:	New York, with respect to the fixed rate period. New York and U.S. Government Securities Business Day, with respect to the floating rate period.

Business Day Convention:	Following unadjusted business day convention, with respect to the fixed rate period. Modified following business day convention, with respect to the floating rate period.

Calculation Agent:	For purposes of calculations with respect to the Floating Interest Rate, the Company has entered into an agreement with U.S. Bank Trust National Association to act as calculation agent.

Agents’ Commission:	$1,875,000

Redemption Dates and Terms:

On or after November 11, 2025 (180 days after the Issue Date) and prior to the Reset Date (one year prior to the Maturity Date), the Company may redeem the notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the Redemption Date (assuming the notes to be redeemed matured on the Reset Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate (as defined below) plus 15 basis points less (b) interest accrued to, but excluding, the Redemption Date; and

(2) 100% of the principal amount of the notes to be redeemed;

plus, in either case, accrued and unpaid interest thereon to, but excluding, the Redemption Date.

In addition, the Company may redeem the notes at its option, (i) in whole, but not in part, on the Reset Date, or (ii) in whole at any time or in part from time to time, on or after April 15, 2031 (one month prior to the Maturity Date) and prior to the Maturity Date, in each case at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the Redemption Date. See “Supplemental Description of the Notes—Redemption.”

Notice of any redemption will be provided at least 10 but not more than 60 days before the Redemption Date to each holder of notes to be redeemed.

To the extent then required by applicable laws or regulations, the notes may not be redeemed prior to their stated maturity without any requisite prior approvals from applicable regulators.

For Original Issue Discount Notes

Original Issue Discount:

Yield to Maturity:

Original Issue Discount Notes:

☐ Subject to special provisions set forth therein with respect to the principal amount thereof payable upon any redemption or acceleration of the maturity thereof.

☐ For U.S. federal income tax purposes only (for further information see pages S-84 – S-86 of the prospectus supplement).

Prohibition of Sales to EEA and UK Retail Investors:	Applicable

Additional Terms:

The notes are not savings accounts, deposits or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. The notes are not secured.

Investing in the notes involves risks. Potential purchasers of the notes should consider the information set forth in the “Risk Factors” section beginning on page S-6 of the prospectus supplement and the discussion of risk factors contained in USB’s annual and quarterly reports filed with the United States Securities and Exchange Commission (the “SEC”), which are incorporated by reference herein.

Neither the SEC nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement, the prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This pricing supplement should be read together with the prospectus supplement and prospectus, which can be accessed on the SEC website via the links below:

•	Prospectus dated March 10, 2023

•	Prospectus supplement dated April 21, 2023

	Per Note(1)	Total
Price to Public	100.000%	$1,250,000,000
Agents’ Commission or Discount	0.150%	$1,875,000
Net Proceeds (Before Expenses) to Us	99.850%	$1,248,125,000

(1)	Plus accrued interest, if any, from May 15, 2025 if settlement occurs after that date.

We expect to deliver the notes to investors through the book-entry delivery system of The Depository Trust Company and its direct participants on or about May 15, 2025.

Joint Book-Running Managers

U.S. Bancorp Investments, Inc.	Goldman Sachs & Co. LLC	TD Securities

Co-Managers

American Veterans Group, PBC	R. Seelaus & Co., LLC

SUPPLEMENTAL DESCRIPTION OF THE NOTES

General

The terms and conditions of the notes will consist of the applicable terms and conditions set forth in the “Description of Notes” section in the prospectus supplement dated April 21, 2023, as such terms and conditions are supplemented, amended and/or superseded by the terms and conditions of the notes set forth in this section “Supplemental Description of the Notes,” together with the terms and conditions of the notes set forth above under “Key Terms of the Notes.” To the extent of inconsistencies or conflicts between the terms and conditions of the notes set forth in this pricing supplement and the terms and conditions set forth in the “Description of Notes” section in the prospectus supplement that otherwise would be applicable to the notes, such terms and conditions set forth in this pricing supplement shall govern and control.

Redemption

The notes are not subject to any mandatory redemption, sinking fund or other similar provision. The notes are not redeemable prior to maturity, other than as described below.

On or after November 11, 2025 (180 days after the Issue Date of the notes) (or, if additional notes are issued, beginning 180 days after the Issue Date of such additional notes) and prior to the Reset Date (one year prior to the Maturity Date of the notes), we may redeem the notes at our option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the Redemption Date (assuming the notes to be redeemed matured on the Reset Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 15 basis points less (b) interest accrued to, but excluding, the Redemption Date; and

(2) 100% of the principal amount of the notes to be redeemed;

plus, in either case, accrued and unpaid interest thereon to, but excluding, the Redemption Date.

In addition, we may redeem the notes at our option (i) in whole, but not in part, on the Reset Date, or (ii) in whole at any time or in part from time to time, on or after April 15, 2031 (one month prior to the Maturity Date) and prior to the Maturity Date, in each case at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the Redemption Date.

Notwithstanding the foregoing, installments of interest on the notes that are due and payable on interest payment dates falling prior to a Redemption Date will be payable on the interest payment date to the registered holders as of the close of business on the relevant record date.

“Treasury rate” means, with respect to any Redemption Date, the yield determined by us in accordance with the following two paragraphs.

The treasury rate shall be determined by us after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the Redemption Date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily) – H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities - Treasury constant maturities - Nominal” (or any successor caption or heading) (“H.15 TCM”). In determining the treasury rate, we shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the Redemption Date to the Reset Date (the “remaining life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the remaining life, the two yields - one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the remaining life - and shall interpolate to the Reset Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the remaining life, the yield for the single Treasury constant maturity on H.15 closest to the remaining life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the Redemption Date.

If on the third business day preceding the Redemption Date H.15 TCM is no longer published, we shall calculate the treasury rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such Redemption Date of the United States Treasury security maturing on, or with a maturity that is closest to, the Reset Date, as applicable. If there is no United States Treasury security maturing on the Reset Date but there are two or more United States Treasury securities with a maturity date equally distant from the Reset Date, one with a maturity date preceding the Reset Date and one with a maturity date following the Reset Date, we shall select the United States Treasury security with a maturity date preceding the Reset Date. If there are two or more United States Treasury securities maturing on the Reset Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, we shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the treasury rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

Our actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error. Calculations and selections in the foregoing will be made by us or on our behalf by a person designated by us; provided, however, that such calculations and selections shall not be a duty or obligation of the trustee under the indenture.

Notice of any redemption will be mailed or electronically delivered (or otherwise transmitted in accordance with the procedures of The Depository Trust Company (“DTC”)) at least 10 days but not more than 60 days before the Redemption Date to each holder of notes to be redeemed.

If less than all of the notes outstanding are to be redeemed, the trustee will select the notes to be redeemed (in denominations of $1,000 and integral multiples of $1,000 in excess thereof) by lot. No notes in amounts of $2,000 or less will be redeemed in part. If any notes are to be redeemed in part only, the notice of redemption that relates to the notes will state the portion of the notes to be redeemed. A new note in a principal amount equal to the unredeemed portion of the note will be issued in the name of the holder of the note upon surrender for cancellation of the original note. For so long as the notes are held by DTC (or another depositary), the redemption of the notes shall be done in accordance with the policies and procedures of the depositary. DTC’s current practice in the case of a partial redemption is to determine by random lottery the amount of interest of each direct participant in the notes to be redeemed.

Unless we default in payment of the redemption price, on and after any Redemption Date, interest will cease to accrue on the notes or portions thereof called for redemption. On or before the Redemption Date, we will deposit with our paying agent or the trustee money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on that date.

Any redemption or notice may, at our discretion, be subject to one or more conditions precedent and, at our discretion, the Redemption Date may be delayed until such time as any or all such conditions precedent included at our discretion shall be satisfied (or waived by us) or the Redemption Date may not occur and such notice may be rescinded if all such conditions precedent included at our discretion shall not have been satisfied (or waived by us).

To the extent then required by applicable laws or regulations, the notes may not be redeemed prior to their stated maturity without any requisite prior approvals from applicable regulators.

SUPPLEMENTAL PLAN OF DISTRIBUTION

U.S. Bancorp Investments, Inc., Goldman Sachs & Co. LLC and TD Securities (USA) LLC are acting as joint book-running managers of the offering. Subject to the terms and conditions of a terms agreement (the “terms agreement”), between us and the agents named below, incorporating the terms of a distribution agreement, dated as of April 21, 2023, between us and the agents named in the prospectus supplement, we have agreed to sell to the agents, and each of the agents has agreed, severally and not jointly, to purchase, as principal, the principal amount of notes set forth opposite its name below.

Agent	Principal Amount
U.S. Bancorp Investments, Inc.	$612,500,000
Goldman Sachs & Co. LLC	$306,250,000
TD Securities (USA) LLC	$306,250,000
American Veterans Group, PBC	$12,500,000
R. Seelaus & Co., LLC	$12,500,000

Total	$1,250,000,000

Delivery Instructions: DTC # 0280

We expect that delivery of the notes will be made against payment therefor on or about the closing date specified on the cover page of this pricing supplement, which will be on the third business day following the date the notes are priced (such settlement being referred to as “T+3”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the business day before delivery of the notes will be required, by virtue of the fact that the notes initially will settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement.

See “Plan of Distribution (Conflicts of Interest)” in the prospectus supplement for additional information.

LEGAL MATTERS

In the opinion of Willkie Farr & Gallagher LLP, as counsel to the Company, when the notes offered by this pricing supplement have been executed and delivered by the Company and authenticated by the trustee in accordance with the indenture and when payment therefor is received by the Company, the notes will constitute valid and legally binding obligations of the Company entitled to the benefits of the indenture, except that (a) the enforceability thereof may be subject to (i) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws now or hereafter in effect relating to or affecting creditors’ rights or remedies generally and (ii) general principles of equity and to the discretion of the court before which any proceedings therefor may be brought (regardless of whether enforcement is sought in a proceeding at law or in equity) and (b) the enforceability of provisions imposing liquidated damages, penalties or an increase in interest rate upon the occurrence of certain events may be limited in certain circumstances.

This opinion is given as of the date hereof and is limited solely to the Federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the opinion of such counsel dated September 20, 2024, which has been filed as Exhibit 5.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 20, 2024.

/s/ Luke R. Wippler	(authorized officer)

/s/ Kevin R. Stenzel	(authorized officer)

[Signature page – Trustee’s Instructions – Pricing Supplement No. 11]